Exhibit 99.1

FOR IMMEDIATE RELEASE - CALGARY, ALBERTA – MAY 18, 2006

BAYTEX ENERGY TRUST CONFIRMS UPCOMING EX-DISTRIBUTION DATE
FOR U.S. UNITHOLDERS

CALGARY, ALBERTA (May 18, 2006) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) would like to confirm that the ex-distribution date associated to the cash distribution of $0.18 per unit declared in respect of May operations will be May 26, 2006 for U.S. unitholders, due to the Memorial Day holiday. The ex-distribution date continues to be May 29, 2006 for Canadian and other international unitholders. The distribution will be paid on June 15, 2006 for unitholders of record on May 31, 2006.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

Forward Looking Statements

Certain statements in this press release are forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors, many of which are beyond the control of Baytex. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast. All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Baytex Energy Trust

Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Kathy Robertson, Investor Relations	Telephone: (403) 538-3645

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca